Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty ANNOUNCES IMPLEMENTATION OF VIRTUAL ATTENDANCE MEASURES OF ANNUAL GENERAL MEETING

Vancouver, British Columbia – February 3, 2022 – Gold Royalty Corp. (“GRC” or the “Company”) (NYSE American: GROY) wishes to provide notice that the Company will be implementing an additional virtual option to its Annual General Meeting of Shareholders (the “Meeting”), which will be held at 1000-925 West Georgia Street, Vancouver, British Columbia, Canada at 4:00 p.m. (Pacific Time) on February 9, 2022. The virtual option will allow shareholders to attend and participate in the Meeting via the internet.

To ensure the health and safety of all attendees, GRC reserves the right to take any additional cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic, including limiting the number of persons who may be allowed in a single room for the Meeting to allow for any measures that may be required or recommended by public health authorities in connection with gatherings of persons.

HOW TO VOTE BEFORE THE MEETING

Before the Meeting, shareholders of record as of December 13, 2021 (the Record Date) may vote by completing the form of proxy in accordance with the instructions provided therein. Non-registered (beneficial) shareholders should carefully follow all instructions provided by their intermediaries to ensure that their GRC shares are voted at the Meeting. Please refer to the Company’s management information circular dated December 14, 2021 (the “Information Circular”) under the heading “Voting by Non-Registered Holders” for additional details on how to vote by proxy before the Meeting and the matters to be voted upon. A copy of the Information Circular is available on the Company’s SEDAR profile on www.sedar.com. The deadline to vote your proxy before the Meeting is 4:00 p.m. (Pacific Time) on February 7, 2022.

HOW TO ATTEND THE MEETING VIA INTERNET

The webcast will allow shareholders who are attending virtually to listen to the proceedings. The webcast will also allow registered shareholders and duly appointed proxyholders to ask questions and submit votes through the web-based platform. Details for shareholders and interested parties who wish to attend the virtual meeting are set forth below. Participants are strongly encouraged to login at least 15 minutes before the start of the Meeting.

Online attendance details are as follows:

Date:	Wednesday, February 9, 2022
Time:	4:00 p.m. Pacific Time
URL:	https://virtual-meetings.tsxtrust.com/1267
Password:	royalty2022 (case sensitive)

Instructions on joining the virtual webcast:

1.	Type https://virtual-meetings.tsxtrust.com/1267 in your web browser (not a Google search) at least 15 minutes before the Meeting starts. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer.
2.	Click on “I am a Guest” if you are an interested party or a shareholder not intending to vote.

In order to streamline the virtual meeting process, the Company strongly encourages shareholders to vote in advance of the Meeting using the Voting Instruction Form (“VIF”) and Form of Proxy mailed to them with the meeting materials. Please be reminded that meeting materials previously distributed to shareholders will not be updated to reflect the addition of a virtual option.

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1267 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: royalty2022 (case sensitive).
5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1267 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com
7.	Enter the password: royalty2022 (case sensitive).
8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. Shareholders who have any questions or require further information with regard to voting their shares or attending the Meeting should contact TSX Trust, toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

Additional Information

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com